Mail Stop 3561

May 29, 2009

By U.S. Mail and facsimile to (973) 467-6582

Kevin Begley
Chief Financial Officer
Village Super Market, Inc.
733 Mountain Avenue
Springfield, New Jersey 07081

   Re: **Village Super Market, Inc.**
      Form 10-K for Fiscal Year Ended July 26, 2008
      Filed October 8, 2008
      Proxy Statement on Schedule 14A
      Filed October 31, 2008
      File No. 001-33360

Dear Mr. Begley:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

         Sincerely,

         H. Christopher Owings
         Assistant Director